================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. ___)

                                     ------

                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE              983759-10-1
----------------------------------------------              -----------
        (Title of class of securities)                     (CUSIP number)

                              LARRY D. HUNTER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         HUGHES ELECTRONICS CORPORATION
                           2250 EAST IMPERIAL HIGHWAY
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 964-0700
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 8, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                       (Continued on the following pages)
                              (Page 1 of 15 Pages)

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

----------------------------------------------------------------                 ---------------------------------------------------
CUSIP No. 983759-10-1                                                 13D                                         Page 2
----------------------------------------------------------------                 ---------------------------------------------------

--------------- ------------------------------------------------ -------------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Electronics Corporation
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  52-1106564
--------------- -------------------------------------------------------------------------------------------------------------- -----
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A)  [ ]
                                                                                                                 (B)  [X]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- ---------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
--------------- ---------------------------------------------------------------- ---------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            18,979, 234
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       18,979, 234
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,979, 234

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.0%

----------------- -------------------------------------------------------------- ---------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- -------------------------------------------------------------- ---------------------------------------------------


                              (Page 2 of 15 Pages)

Item 1.    Security and Issuer.
           -------------------

           This Statement relates to the Class A common stock, par value $.01 per share ("Class A Common Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1500 Eckington Place, NE, Washington, DC 20002-2194. Certain of the Class A Common Stock of the Issuer beneficially owned by Hughes Electronics Corporation ("Hughes") has previously been reported on a Schedule 13D and amendments thereto filed jointly by Hughes, General Motors Corporation ("GM") and DIRECTV Enterprises LLC, a subsidiary of Hughes (formerly DIRECTV Enterprises, Inc., and referred to herein as "DIRECTV") on October 22, 1999, August 24, 2000 and December 3, 2001. As a result of the split-off of Hughes from GM on December 22, 2003, and the subsequent execution effective January 8, 2004, by GM, Hughes and the Issuer of a letter agreement by which Hughes agreed to relinquish to GM certain rights with respect to the Issuer ("Hughes Letter Agreement"), as discussed in Item 4 below, Hughes is filing this Schedule 13D to reflect the separation and describe all of Hughes' transactions prior to the date hereof with respect to the Issuer's securities. Also, effective as of December 22, 2003, in connection with the retirement of Jack A. Shaw as President and Chief Executive Officer of Hughes, Mr. Shaw ceased to be employed by Hughes and does not serve as the designee of Hughes on the Issuer's Board of Directors or any committees thereof. At the Issuer's request, Mr. Shaw continues to serve as a director of the Issuer. This Schedule 13D is also being filed to reflect an intention to dispose of certain securities of the Issuer as reflected in Item 4 below.

Item 2.    Identity and Background.
           -----------------------

           Hughes is a Delaware corporation. The address of Hughes' principal office is 2250 E. Imperial Highway, El Segundo, California 90245. The names, business addresses, principal businesses and citizenship of the directors and executive officers of Hughes are set forth on Schedule I hereto and incorporated by reference herein. The principal business of Hughes is providing digital television entertainment, broadband satellite networks and services and video and data broadcasting.

           During the last five years, neither Hughes nor, to the best of its knowledge, any of the directors or executive officers of Hughes, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Prior to October 8, 1999, DIRECTV owned the Issuer's Series A subordinated convertible notes (the "Series A Notes") in the principal amount of $50 million, which were convertible into shares of Class A Common Stock or Series A convertible preferred stock, par value $1.00 per share (the "Series A Preferred Stock"), at the election of the holder or upon the occurrence of certain events, including an initial public offering of a prescribed size. On October 8, 1999, the Issuer completed an initial public offering of 10 million shares of Class A Common Stock (the "IPO"). Simultaneously with the IPO, DIRECTV converted its Series A Notes into shares of Series A Preferred Stock that are convertible into 5,393,252 shares of Class A Common Stock. Hughes intends to convert certain of its shares of Series A Preferred Stock into Class A Common Stock and dispose of such shares of Class A Common Stock in the Offering referred to in Item 4 below. In addition, DIRECTV purchased 160,000 shares of Class A Common Stock on October 8, 1999 as part of the IPO for an aggregate purchase price of $1,920,000. The source of such consideration was cash on hand.


                              (Page 3 of 15 Pages)

           On August 8, 2000, DIRECTV purchased 20,000 shares of the Issuer's 8.25% Series C Convertible Redeemable Preferred Stock due February 1, 2012, par value $.01 per share (the "Series C Preferred Stock") for $20 million. The source of such consideration was cash on hand. Hughes intends to convert all of the Series C Preferred Stock into Class A Common Stock and dispose of such shares of Class A Common Stock in the Offering (as defined below) referred to in
Item 4 below.

           As described in Item 6 below, on November 19, 2001, Motient Corporation ("Motient") distributed to Hughes 1,097,248 shares of Class A Common Stock and cash in connection with Hughes' guaranty of certain obligations of Motient pursuant to a term credit agreement, and 6,010,936 shares of Class A Common Stock in connection with Hughes' guaranty of certain obligations of Motient pursuant to a revolving credit agreement. Hughes paid an aggregate of $74,849,844 in respect of the referenced guaranties, from cash on hand.

           On December 21, 2002, Hughes entered into an agreement to purchase $13,299,634 aggregate principal amount at maturity of 10% Senior Secured Discount Convertible Notes due December 31, 2009 of the Issuer and XM Satellite Radio Inc.("XM") (the "Senior Convertible Notes"). Hughes paid $10 million for the Senior Convertible Notes from cash on hand. Hughes intends to convert all of the Senior Convertible Notes into Class A Common Stock and dispose of such shares of Class A Common Stock in the Offering referred to in Item 4 below.


           Item 4.  Purpose of Transaction.
                    ----------------------

           On December 22, 2003, Hughes, The News Corporation Limited and GM completed a series of transactions that resulted in the split-off of Hughes from GM and the acquisition by a subsidiary of The News Corporation Limited of 34% of the common stock of Hughes. Consequently, Hughes is no longer a subsidiary of GM. As discussed below, following the split-off, effective as of January 8, 2004, Hughes relinquished, in favor of GM, any rights it had to appoint a director to the Issuer's Board of Directors or to appoint a Board observer. Also, effective as of December 22, 2003, in connection with the retirement of Jack A. Shaw as President and Chief Executive Officer of Hughes, Mr. Shaw ceased to be employed by Hughes and does not serve as the designee of Hughes on the Issuer's Board of Directors or any committees thereof.

           The original investment made by DIRECTV, the conversion to Series A Preferred Stock, the purchase of Class A Common Stock by DIRECTV, the acquisition of Class A Common Stock from Motient, the acquisition of Series C Preferred Stock by DIRECTV and the purchase by Hughes of the Senior Convertible Notes were investments in the Issuer, both to strengthen the financial condition of a business associate and to share in a possible increase in its value and, in the case of the shares acquired from Motient, in satisfaction of Motient's obligations to Hughes. Hughes acquired 7,108,184 shares of Class A Common Stock from Motient as described in Item 6 below.


                              (Page 4 of 15 Pages)

           Certain of the rights of Hughes with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer and certain other shareholders of the Issuer. Certain material provisions of this agreement are described in more detail in Item 6 below.

           On January 13, 2004, the Issuer announced that it intends to undertake a registered primary offering of 7 million shares of its Class A Common Stock (the "Offering"). Hughes will participate in the Offering and include up to 8.5 million shares of Class A Common Stock. In addition, the Issuer has agreed to permit Hughes to participate in an over-allotment option granted to the underwriters in connection with the Offering. The over-allotment option, if exercised by the underwriters, will permit the sale of up to an additional 2.7 million shares of Class A Common Stock as part of the Offering. If the underwriters under the Offering exercise their over-allotment option in full, Hughes would be permitted to sell up to an additional 2.2 million shares of Class A Common Stock. The shares of Class A Common Stock to be sold by Hughes in the Offering (including as a result of the participation in the over-allotment option) will be in the following order of priority: first, shares obtained on conversion of the Senior Convertible Notes (approximately 3,441,300 shares); second, shares obtained on conversion of the Series C Preferred Stock (approximately 2,871,500 shares); and third, shares obtained on conversion of Series A Preferred Stock (up to approximately 4,382,200 shares). In connection with the Offering, Hughes has entered into a "lock-up" arrangement with the Issuer and the lead underwriter pursuant to which Hughes has agreed not to, directly or indirectly, subject to certain exceptions, offer, sell or otherwise dispose of any Issuer securities without the prior written consent of the lead underwriter for a period of 90 days after the Offering occurs. The date of consummation of the Offering has not yet been determined, but it is presently expected that that Offering will be completed prior to January 31, 2004. There can be no assurance, however, that the Offering will be completed or, if completed, within that timeframe.

           Except as described above in this Item 4 and below in Items 5 and 6, Hughes does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. At this time, Hughes has made no determination as to the disposition of the balance of its interest in the Issuer following participation in the Offering as outlined above. Notwithstanding the foregoing, and subject to the terms of the agreements referenced in Item 6 below, Hughes may determine to change its investment intent with respect to the Issuer at any time in the future. Hughes intends to vote its shares of Class A Common Stock as it deems appropriate from time to time. In determining from time to time after the Offering whether to sell or to retain its holdings of remaining securities of the Issuer, Hughes will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Hughes. Hughes reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.


                              (Page 5 of 15 Pages)

           Item 5. Interest in Securities of the Issuer.
                   ------------------------------------

           The Series A Preferred Stock, the Series C Preferred Stock and the Senior Convertible Notes are currently convertible into shares of Class A Common Stock. Accordingly, under Rule 13d-3 under the Exchange Act, Hughes is deemed to beneficially own the shares of Class A Common Stock that can be acquired upon such conversion. On a fully converted basis, as of December 31, 2003, Hughes is deemed to beneficially own, for purposes of Rule 13d-3, an aggregate of 18,979,234 shares of Class A Common Stock, or approximately 11.0% of the Issuer's outstanding Class A Common Stock, based on the number of securities outstanding as contained in the registration statement for the Offering filed with the Securities and Exchange Commission by the Issuer. In connection with the Offering, Hughes has notified the Issuer that it will convert the Senior Convertible Notes, the Series C Preferred Stock and a portion of its Series A Preferred Stock into shares of Class A Common Stock to be sold in the Offering, as described in Item 4 above.

           On March 10, 2003, DIRECTV transferred to Hughes the 160,000 shares of Class A Common Stock, 5,393,252 shares of Series A Preferred Stock and the 20,000 shares of Series C Preferred Stock acquired by DIRECTV from the Issuer.

           On January 28, 2003, Hughes purchased $13,299,634 aggregate principal amount at maturity of Senior Convertible Notes. As of December 31, 2003, these Senior Convertible Notes may be converted into 3,441,300 shares of Class A Common Stock.

           As of December 31, 2003, Hughes owned 7,268,184 shares of Class A Common Stock. Subject to the restrictions and agreements described in Item 4 and
Item 6, Hughes has the sole power to vote and the sole power to dispose of these shares. Hughes acquired 160,000 of these shares from DIRECTV. DIRECTV originally acquired these shares in conjunction with the IPO. As described in Item 6 below, Hughes acquired an aggregate of 7,108,184 shares of Class A Common Stock from Motient and Motient Holdings, Inc. ("Motient Holdings") in satisfaction of Hughes making payments on its secured guaranty of the obligations of Motient and Motient Holdings under certain loans and credit agreements. Hughes also owns 20,000 shares of Series C Preferred Stock that it purchased on August 8, 2000. As of December 31, 2003, these shares were convertible into 2,876,498 shares of Class A Common Stock. Holders of Series C Preferred Stock are entitled to vote on all matters voted on by holders of Class A Common Stock. Each share of Series C Preferred Stock is entitled to a number of votes equal to the number of shares of Class A Common Stock into which such share could be converted. In addition, Hughes beneficially owns Series A Preferred Stock issued upon the conversion on October 8, 1999 of its Series A Notes. The Series A Preferred Stock (which has no voting rights) is convertible into 5,393,252 shares of Class A Common Stock.

           To the best knowledge of Hughes, no director or executive officer of Hughes beneficially owns shares of Class A Common Stock of the Issuer.

           Following the separation of Hughes from GM and the execution of the Hughes Letter Agreement, Hughes believes it has sole voting power and sole dispositive power of all securities of the Issuer held by Hughes and that it is no longer part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with GM (to the extent that Hughes and GM may have been deemed to be a group prior to such separation and execution of the Hughes Letter Agreement). However, Hughes may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Exchange Act) with certain entities by virtue of certain agreements with the Issuer and certain other parties. The agreements and the entities involved are as follows:


                              (Page 6 of 15 Pages)

           The Third Amended and Restated Shareholders and Noteholders Agreement dated June 16, 2003 (the "Shareholders Agreement"), with:


           AEA XM Investors I LLC, AEA XM Investors II LLC, AEA XM Investors IA LLC and AEA XM Investors IIA LLC (collectively "AEA XM");

           American Honda Motor Co., Inc. ("Honda");

           Black Bear Fund I, L.P., Black Bear Fund II, L.P. Black Bear Offshore Master Fund Limited (collectively "Black Bear");

           Clear Channel Investments, Inc. ("Clear Channel");

           Columbia XM Radio Partners, LLC, Columbia XM Satellite Partners III, LLC, Columbia Capital Equity Partners III (QP), L.P and Columbia Capital Equity Partners II (QP), L.P., (collectively "Columbia");

           GM; and

           Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, L.L.C. (collectively "Madison").

           Second Amended and Restated Registration Rights Agreement dated January 28, 2003 (the "Registration Rights Agreement") among Hughes, DIRECTV, the Issuer, AEA XM, Honda, Black Bear, Clear Channel, Columbia, GM, Madison, and certain other investors named therein.

           Note Purchase Agreement dated as of December 21, 2002 as amended by Amendment to Note Purchase Agreement dated as of January 16, 2003 among Hughes, the Issuer, AEA XM, Honda, Black Bear, Clear Channel, Columbia, GM, Madison, and certain other investors named therein (the "Note Purchase Agreement").

           Director Designation Agreement among the Issuer, Hughes, Clear Channel, Columbia, Honda and Madison Dearborn, dated as of January 28, 2003 and as amended on September 9, 2003 (the "Director Designation Agreement").

           As to any of the securities of the Issuer held by Hughes and as to any of the agreements identified above or any other agreements with the Issuer or other security holders of the Issuer, Hughes expressly disclaims beneficial ownership of the shares of Class A Common Stock or other securities of the Issuer held by AEA XM, Honda, Black Bear, Clear Channel, Columbia, GM or Madison, and the filing of this Statement by Hughes shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock or other securities of the Issuer held by AEA XM, Honda, Black Bear, Clear Channel, Columbia, GM, Madison or any other person.


                              (Page 7 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The information set forth in Item 4 and Item 5 is incorporated herein by reference.

           Note Purchase Agreement. Hughes and certain other investors entered into the Note Purchase Agreement with the Issuer and XM (together with the Issuer, the "Obligors") pursuant to which the investors purchased $210 million aggregate initial value of the Senior Convertible Notes of the Obligors. The holders may opt to convert the accreted value of their Senior Convertible Notes, in whole or in part, at any time or from time to time, into Class A Common Stock at $3.18 per share of Class A Common Stock.

           The Obligors may opt to convert all, but not less than all, of the Senior Convertible Notes into shares of Class A Common Stock at the conversion price at any time on or after January 28, 2007 if (i) shares of Class A Common Stock have traded at a price in excess of 200% of the conversion price then in effect for 30 trading days, (ii) the Issuer achieves break-even in earnings before interest, taxes, depreciation and amortization for the preceding quarter,
(iii) following conversion, the aggregate indebtedness of the Issuer and its subsidiaries is less than $250 million and (iv) no shares of Series C Preferred Stock remain outstanding. In the case of a merger, sale of all assets or recapitalization of the Class A Common Stock, holders of the Senior Convertible Notes will have the right to exchange their notes for the kind and proportionate amount of shares and other securities and property or cash receivable by holders of the Class A Common Stock in connection with the event.

           Under the Note Purchase Agreement, Hughes and each other investor agreed that, so long as the investor owned at least $10 million in principal amount at maturity of the Senior Convertible Notes, it would not sell, contract to sell, grant any option to purchase, or make any short sale of Class A Common Stock, establish a "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act), or engage in any transaction the result of which would involve any of the foregoing, at a time when the investor has no equivalent offsetting long position in Class A Common Stock or preferred stock or indebtedness convertible into Class A Common Stock.

           The parties amended the Note Purchase Agreement on January 16, 2003 to provide for additional investors. On June 16, 2003, the parties entered into an Amended and Restated Note Purchase Agreement, which removed certain restrictive covenants and required instead that XM comply with certain other restrictive covenants contained in the Indenture dated as of January 28, 2003 between XM, each of the guarantors named therein and The Bank of New York, as trustee, for the benefit of the holders of XM's 14% Senior Secured Discount Notes due 2009.

           Shareholders Agreement. The Shareholders Agreement provides for observation rights for DIRECTV (as well as for certain other investors) on the Issuer's board, in the event that DIRECTV does not already have a director on the board, for as long as DIRECTV (including ownership at Hughes) (i) continues to hold in excess of 5% of the outstanding common stock of the Issuer, or (ii) retains the full amount of its original investment in the Issuer. Effective January 8, 2004, Hughes relinquished, in favor of GM, any rights it had to appoint a Board observer to the Issuer's Board. The Shareholders Agreement also provides for approval rights for the holders of the Senior Convertible Notes for certain fundamental actions of the Issuer and its subsidiaries, including, among other things, charter amendments, stock issuances, debt incurrences, asset sales, dissolution and affiliate transactions. The Shareholders Agreement grants a right of first offer for certain parties, including Hughes, if the Issuer engages in a private sale of its capital stock in an amount of $25 million or more, to the extent necessary to maintain their pro rata fully-diluted ownership percentage. The agreement also provides antidilution protection for the holders of the Series C Preferred Stock and the holders of the Senior Convertible Notes.


                              (Page 8 of 15 Pages)

           The Shareholders Agreement imposes certain financial and operational restrictions on the Issuer, including prohibitions on: restricted payments, dividend and other payment restrictions affecting material subsidiaries, incurrence of indebtedness and issuance of preferred stock, asset sales, affiliate transactions, liens, sale and leaseback transactions, issuances and sales of equity in material subsidiaries, and mergers. The agreement also requires that, upon the occurrence of a change of control, the Obligors make an offer to the holders of the Senior Convertible Notes to repurchase all or any part of the notes at a purchase price of 101% of their accreted value, plus accrued and unpaid interest.


           Registration Rights Agreement. The Registration Rights Agreement provides for the following demand registrations for shares of Class A Common Stock, in each case provided that the request is made for at least $10 million of registerable shares:

          1. two (2) demand registrations, exercisable by holders of the Series C Preferred Stock entitled to 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding amount of Series C Preferred Stock;

          2. two (2) demand registrations, exercisable by holders of the Senior Convertible Notes entitled to 25% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of the notes;

          3. one (1) demand registration exercisable by the holders of Series A Preferred Stock; and

          4. one (1) demand registration within 90 days of a change of control, exercisable by holders of the Series C Preferred Stock entitled to 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding amount of Series C Preferred Stock.

           Parties to the agreement holding $10 million worth of shares of Class A Common Stock on an as-converted basis may also request up to five shelf registrations, only two of which may be underwritten without the Issuer's consent. The agreement further provided for the Issuer to file a single shelf registration for shares of Class A Common Stock issuable upon conversion of the Senior Convertible Notes. The Issuer filed this shelf registration on Form S-3 on February 4, 2003 for the benefit of Hughes and the other holders of the Senior Convertible Notes.

           Finally, the Registration Rights Agreement provides unlimited incidental registration rights for all parties, other than in the case of certain high yield debt offerings and in other limited circumstances. On July 3, 2003, the Issuer filed another shelf registration statement on Form S-3 for a secondary offering of Class A Common Stock, pursuant to contractual rights held by General Motors and certain other investors. Hughes joined this registration pursuant to its incidental registration rights and registered all of its other beneficially owned shares of Class A Common Stock, including all shares of Class A Common Stock issuable to it upon conversion of its Series C Preferred Stock.


                              (Page 9 of 15 Pages)

           Director Designation Agreement. Hughes entered into an Amended and Restated Director Designation Agreement dated January 28, 2003 with the Issuer and certain other investors, as amended on September 9, 2003, pursuant to which the number of directors of the Issuer was set at seven and subject to certain limitations, the Issuer granted Honda and Clear Channel each a designee to the board. The agreement provides that two directors must be independent and the President and the Chairman of the Issuer must each be a director. Each party to the agreement agreed to vote its shares in favor of the other parties' designees. The agreement terminates as to certain parties if the combined voting power of the parties exceeds 50%. The parties with the smallest number of shares as of the date of the original agreement are dropped from the agreement first, until the voting power of the remaining parties falls to 50% or less.

           GM/DIRECTV Designation Agreement. Pursuant to the GM/DIRECTV Director Designation Agreement, GM or DIRECTV, as they may agree, are entitled to elect one director to the Issuer's Board (i.e. one member of the Issuer's Board shall be designated as a nominee by the Issuer's Board for either GM or DIRECTV, as they may agree). The right to designate a director continues for as long as any of DIRECTV (includes ownership at Hughes) or GM (i) continues to hold in excess of 5% of the outstanding common stock of the Issuer, or (ii) retains the full amount of its original investment in the Issuer. Through the Hughes Letter Agreement, effective as of January 8, 2004, Hughes terminated any rights or obligations DIRECTV may have pursuant to the GM/DIRECTV Director Designation Agreement.

           Term Loan Master Agreement. On November 19, 2001, Motient, Hughes, Singapore Telecommunications Ltd. ("Sing Tel") and Baron Capital Partners, L.P. ("Baron" and, together with Hughes and Sing Tel, the "Guarantors") executed a Term Loan Master Agreement (the "Term Loan Master Agreement") relating to Motient's Term Credit Agreement, dated as of March 31, 1998 (the "Term Credit Agreement"). Under the Term Loan Master Agreement, Motient distributed 1,097,248 shares of Class A Common Stock to Hughes, 182,875 shares of Class A Common Stock to Sing Tel and 182,875 shares of Class A Common Stock to Baron in lieu of foreclosure upon such shares by the Guarantors. In addition, Motient sold 500,000 shares of Class A Common Stock in a broker transaction at the request of the Guarantors and distributed $3,562.381.24 to Hughes, $593,730.21 to Sing Tel and $593,730.21 to Baron with the proceeds from such sale. As a result of the foregoing transactions, Motient's obligations to the Guarantors under the Term Credit Agreement were satisfied in full. Motient also transferred a demand registration right to Hughes and shelf registration rights and piggyback registration rights to each of the Guarantors, which rights were previously granted to Motient under the Registration Rights Agreement.

           Revolving Loan Master Agreement. On November 19, 2001, Motient, Motient Holdings and each of the Guarantors executed a Revolving Loan Master Agreement (the "Revolving Loan Master Agreement") relating to Revolving Credit Agreement of Motient Holdings, dated as of March 31, 1998 (the "Revolving Credit Agreement"). Under the Revolving Loan Master Agreement, Motient distributed 6,010,936 shares of Class A Common Stock to Hughes, 781,765 shares of Class A Common Stock to Sing Tel and 1,001,563 shares of Class A Common Stock to Baron in lieu of foreclosure upon such shares by the Guarantors and in full satisfaction the obligations of Motient and Motient Holdings to the Guarantors under the Revolving Credit Agreement. Motient also transferred shelf registration rights and piggyback registration rights to each of the Guarantors, which rights were previously granted to Motient under the Registration Rights Agreement.


                             (Page 10 of 15 Pages)

           DIRECTV Operational Agreement. Under this agreement with the Issuer, the Issuer has agreed to make available to DIRECTV up to 204.8 kilobits per second of the Issuer's bandwidth for DIRECTV to supply programming with content reasonably acceptable to the Issuer, on terms no less favorable than those offered to similar commercial programmers who provide similar programming. Any use of bandwidth must be in compliance with applicable laws, must not interfere with the Issuer's business or obligations to other content providers and must meet the Issuer's quality standards. DIRECTV has not yet taken advantage of this agreement to provide programming on the Issuer's system. The Agreement also grants to DIRECTV a royalty-free, non-transferable, non-exclusive license to use, sell, manufacture and have manufactured any and all of the technology the Issuer develops relating to the XM Radio system worldwide for any purpose other than one related to digital audio radio service. In addition, access is provided to the Issuer's advertising space at the lowest available commercial rates. Finally, the agreement provides for further good faith negotiations with respect to other arrangements, including advertising barter arrangements, marketing of XM Radio Service by DIRECTV and Technology Cooperation. This agreement remains in effect so long as Hughes holds at least 5% of the Issuer's fully diluted ownership or retains its investment in the Series A Preferred Stock.

           Lock-up Agreement. In connection with the Offering, Hughes has entered into a "lock-up" arrangement with the Issuer and the lead underwriter pursuant to which Hughes has agreed not to, directly or indirectly, subject to certain exceptions, offer, sell or otherwise dispose of any Issuer securities without the prior written consent of the lead underwriter for a period of 90 days after the Offering occurs.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------


99.1 Note Purchase Agreement, dated as of December 21, 2002, by and among the Issuer, Hughes and certain investors named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on January 29, 2003 (the "Issuer's 8-K")).

99.2 Amendment No. 1 to Note Purchase Agreement, dated as of January 28, 2003, by and among XM, the Issuer and certain investors named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer's 8-K).

99.3 Third Amended and Restated Shareholders and Noteholders Agreement, dated as of January 28, 2003, by and among the Issuer, Hughes and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003).

99.4 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Issuer and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit
          10.5 to the Issuer's 8-K).

99.5 Director Designation Agreement, dated as of January 28, 2003, by and among the Issuer and the shareholders and noteholders named therein (incorporated by reference to the Issuer's 8-K).

99.6 DIRECTV Operational Agreement, dated as of June 7, 1999, by and between DIRECTV, Inc., and XM (incorporated by reference to Exhibit
          10.9 to Amendment No. 1 to Form S-1 Registration Statement of the Issuer filed with the SEC on August 10, 1999).

99.7 Lock-up Agreement, dated January 13, 2004, by and among Hughes, the Issuer and Bear, Stearns & Co., Inc.



                             (Page 11 of 15 Pages)

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004


                                          HUGHES ELECTRONICS CORPORATION


                                          By:   /s/ Larry D. Hunter
                                              ----------------------------------
                                              Name   Larry D. Hunter
                                              Title: Senior Vice President and
                                                     General Counsel




                             (Page 12 of 15 Pages)

                                   Schedule I


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                         HUGHES ELECTRONICS CORPORATION


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Electronics Corporation ("Hughes") is set forth below. Unless otherwise specified, the business address of each person listed below is 2250 E. Imperial Highway, El Segundo, CA 90245. To the knowledge of Hughes, each person listed below is a citizen of the United States.


                                                                                         Principal Occupation, If Other Than
Name and Business Address                      Position With Hughes                      As An Executive Officer of Hughes
-------------------------                      --------------------                      ---------------------------------

K. Rupert Murdoch                              Director and Chairman                     Chairman and Chief Executive,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY 10036

Neil R. Austrian                               Director                                  Private Investor

Ralph F. Boyd, Jr.                             Director                                  Partner, Alston & Bird LLP
Alston & Bird LLP
601 Pennsylvania Ave., N.W.
Washington, DC  20004-2601

Chase Carey                                    Director, President and Chief
                                               Executive Officer

Peter Chernin                                  Director                                  President and Chief Operating Officer,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

James M. Cornelius                             Director                                  Chairman, Guidant Corporation
Guidant Corporation
111 Monument Circle
Indianapolis, IN  46204-5129

David F. DeVoe                                 Director                                  Chief Financial Officer,
The News Corporation Limited                                                             The News Corporation Limited
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

Eddy W. Hartenstein                            Director and Vice Chairman

Charles R. Lee                                 Director                                  Chairman, Verizon Communications
Verizon Communications
375 Park Avenue, Suite 2405
New York, NY  10152



                             (Page 13 of 15 Pages)

                                                                                      Principal Occupation, If Other Than
Name and Business Address                      Position With Hughes                   As An Executive Officer of Hughes
-------------------------                      --------------------                   ---------------------------------

Peter A. Lund                                  Director                               Chairman, EOS International, Inc.
888 7th Avenue, 13th Floor
New York, NY  10106

John L. Thornton                               Director                               Consultant, Goldman Sachs
375 Park Avenue, Suite 1002
New York, NY  10152

Bruce Churchill                                Senior Vice President
HEC Services Company
1211 Avenue of Americas, 8th Fl.
New York, NY  10036

Patrick T. Doyle                               Vice President, Treasurer and
                                               Controller

Michael J. Gaines                              Senior Vice President and Chief
                                               Financial Officer

Larry D. Hunter                                Senior Vice President and General
                                               Counsel




                             (Page 14 of 15 Pages)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                               Description
-----------                               -----------


99.1 Note Purchase Agreement, dated as of December 21, 2002, by and among the Issuer, Hughes and certain investors named therein (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on January 29, 2003 (the "Issuer's 8-K")).

99.2 Amendment No. 1 to Note Purchase Agreement, dated as of January 28, 2003, by and among XM, the Issuer and certain investors named therein (incorporated herein by reference to Exhibit 10.3 to the Issuer's 8-K).

99.3 Third Amended and Restated Shareholders and Noteholders Agreement, dated as of January 28, 2003, by and among the Issuer, Hughes and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003).

99.4 Second Amended and Restated Registration Rights Agreement, dated as of January 28, 2003, by and among the Issuer and certain shareholders and noteholders named therein (incorporated herein by reference to Exhibit 10.5 to the Issuer's 8-K).

99.5 Director Designation Agreement, dated as of January 28, 2003, by and among the Issuer and the shareholders and noteholders named therein (incorporated by reference to the Issuer's 8-K).

99.6 DIRECTV Operational Agreement, dated as of June 7, 1999, by and between DIRECTV, Inc., and XM (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form S-1 Registration Statement of the Issuer filed with the SEC on August 10, 1999).

99.7 Lock-up Agreement, dated January 13, 2004, by and among Hughes, the Issuer and Bear, Stearns & Co., Inc.



                             (Page 15 of 15 Pages)